FORM 3

        U.S. SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

          Filed pursuant to Section 16(a) of the
Securities
          Exchange Act of 1934, Section 17(a)
          of the Public Utility Holding Company Act of
1935 or
          Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person
     Kott           Gary                 L.
     (Last)              (First)              (Middle)
     NS Group, Inc.
     530 West Ninth Street
     (Street)
     Newport        KY              41071
     (City)              (State)                (Zip)

2.   Date of Event Requiring Statement (Month/Day/Year)
     4/20/00

3. IRS Identification Number of Reporting Person, if an Entity
     (Voluntary)

4.   Issuer Name and Ticker or Trading symbol
     NS Group, Inc.  (NSS)

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

          X    Director
               Officer (give title)
               10% Owner
               Other (specify)

6.   If Amendment, Date of Original (Month/Day/Year)






7. Individual or Joint/Group Filing (Check applicable line)

     X    Form filed by one Reporting Person
          Form filed by more than one Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1.        Title of Security (Instr. 4)
          See Note 1 under Explanation of Responses.

2.         Amount of Securities Beneficially Owned
  (Instr. 4)

3.         Ownership Form:  Direct (D) or Indirect (I)
          (Instr. 5)

4.         Nature of Indirect Beneficial Ownership
  (Instr. 4)

Table II - Derivative Securities Beneficially Owned
(e.g., puts, calls,
warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 4)
     Stock Option  (right to buy)   See Note 2

2.   Date Exercisable and Expiration Date
     (Month/Day/Year)

     Date Exercisable         Expiration Date
           See Note 2                   4/20/10

3.   Title and Amount of Underlying Derivative Security
     (Instr. 4)

     Title                    Amount or Number of
     Shares
     Common Stock             4,000 Shares

4.   Conversion or Exercise Price of Derivative
Security
     (Instr. 5)

     $14.5625

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)

     D


6.   Nature of Indirect Beneficial Ownership (Instr. 5)


/s/ Gary L. Kott
Signature of Reporting Person      Date:  May 1, 2000

Explanation of Responses:

Note 1:     As of the date of the event requiring
filing of this Form 3
(April 20, 2000), Mr. Kott did not beneficially own any non-derivative securities of NS Group, Inc.

Note 2: Acquired by Mr. Kott upon appointment to the Board pursuant to the 2000 Non-Employee Director Stock
Option Plan in a transaction exempt pursuant to Rule
16(b)(3). Exercisable in annual increments of 33 1/3% beginning with the first anniversary of the date of grant.